Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Plan Committee
Liberty Media 401(k) Savings Plan:
We consent to the incorporation by reference in the registration statements (Nos. 333‑176989 and 333‑178420) on Form S‑8 of the Liberty Media 401(k) Savings Plan of our report dated June 1, 2012, with respect to the statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for participant benefits for the years then ended and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011, which report appears in the December 31, 2011 Annual Report on Form 11‑K of the Liberty Media 401(k) Savings Plan.

KPMG LLP
Denver, Colorado
June 1, 2012